Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET LOSS PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended September 30, 2001	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2001	Nine Months Ended September 30, 2002

Income (loss) from continuing operations	$256	$200	$(11,883)	$162
Loss from discontinued operations	85	11	665	15

Net income (loss)	171	189	(12,548)	147
Accretion and dividends on preferred stock	167	173	491	509

Net income (loss) attributable to common shareholders	$4	$16	$(13,039)	$(362)

Earnings (loss) per common share from continuing operations attributable to common shareholders - basic and diluted	$0.01	$0.00	$(1.78)	$(0.05)

Loss per common share from discontinued operations - basic and diluted	$(0.01)	$0.00	$(0.09)	$0.00

Net loss per common share attributable to common shareholders - basic and diluted	$0.00	$0.00	$(1.87)	$(0.05)

Weighted average shares outstanding - basic and diluted	6,967,339	6,967,339	6,966,036	6,967,339